April 4, 2018

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Chicago Bridge & Iron Company N.V.

Schedule 14D-9 filed on March 29, 2018

Filed by Chicago Bridge & Iron Company N.V.

File No. 005-52337

Dear Mr. Panos:

Chicago Bridge & Iron Company N.V. (“CB&I,” “we,” or “our”) filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (the “Amendment”) to our Schedule 14D-9, initially filed with the Commission on March 29, 2018 (File No. 005-52337) (the “Schedule 14D-9”). This letter, together with the Amendment, sets forth our responses to the comments contained in your letter dated April 3, 2018 relating to the Schedule 14D-9.

For convenience of reference, we are repeating the comment prior to providing our response. Each comment is set forth in bold-face-type.

Item 2. Identity and Background of Filing Person

(b) Exchange Offer

Exchange Offer, page 1

Comment 1

The disclosure on page 2 states that the Exchange Offer commenced at 9:00 a.m. Eastern time, on March 27, 2018. The cover page of the Exchange Offer Prospectus, however, states that the Exchange Offer commenced on March 29, 2018. Given that the corresponding Schedule TO also was filed and executed on March 29, 2018, please revise to reflect that the Exchange Offer commenced on March 29, 2018 or advise.

Response 1

In response to the Staff’s comment, we have amended the disclosure in Item 2 of the Schedule 14D-9.

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions	Page 2

Item 4. The Solicitation or Recommendation

(b) Background of the Business Combination Agreement; Reasons for the Recommendation

Reasons for the Recommendation of the CB&I Boards, page 24

Comment 2

We noticed the list of “factors” supporting the CB&I Boards’ respective decisions to approve the “Combination” as described in the solicitation/recommendation statement. Revise to state the specific reasons CB&I is recommending acceptance of the Exchange Offer by shareholders of CB&I. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A expressly impose an obligation on the subject company to state the reasons for the position enunciated in response to Item 1012(a).

Response 2

In response to the Staff’s comment, we have amended the disclosure in Item 4 of the Schedule 14D-9.

Please call Mark Gordon or Jenna Levine at (212) 403-1343 or (212) 403-1172, respectively, if you have any questions regarding this submission.

CHICAGO BRIDGE & IRON COMPANY N.V., by
CHICAGO BRIDGE & IRON COMPANY B.V., its managing director

By:	/s/ Michael S. Taff
Michael S. Taff
Director

cc:	Bryan Hough, Staff Attorney
Mark Gordon

Wachtell, Lipton, Rosen & Katz

Jenna Levine

Wachtell, Lipton, Rosen & Katz

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